

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 12, 2017

Pat Krishnan
Chief Executive Officer
Helios and Matheson Analytics Inc.
Empire State Building, 350 Fifth Avenue
New York, NY 10118

>   **Re: Helios and Matheson Analytics Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed December 23, 2016**
>   **File No. 000-22945**

Dear Mr. Krishnan:

    We have completed our review of your preliminary information statement. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Larry Spirgel
>
>   Larry Spirgel
>   Assistant Director
>   AD Office 11 – Telecommunications

cc: Kevin Friedmann, Esq.
       Mitchell Silberberg & Knupp LLP